Room 4561
						September 26, 2005



Mr. Robert J. Doris
Chairman of the Board and Chief Executive Officer
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

Re:	Sonic Solutions
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005
	Form 8-K Filed March 17, 2005 and August 16, 2005
	File No. 000-23190


Dear Mr. Doris:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended March 31, 2005

Financial Statements

Consolidated Statements of Operations, page 60

1. Please provide to us the amount of service revenue that you have recognized during the periods presented and explain how you considered Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 - Summary of Operations and Significant Accounting Policies

Revenue Recognition, page 64

2. Please tell us more about your AuthorScript license arrangements and patent program. Describe these arrangements to us and tell us how much revenue you have recognized related to these offerings.
Describe
to us your revenue recognition policies and explain how these policies comply with the relevant accounting literature.

3. You disclose that revenue from distributors that do not meet your credit standards is recognized upon sell-through to the end-user. Please explain to us why you believe that your fees are fixed or determinable upon sell-through rather than cash collection under these circumstances.

Note 10 - Roxio CSD Acquisition, page 82

4. Tell us how you concluded that the trade name you acquired in connection with the Roxio acquisition had an indefinite useful life.
Explain to us how you considered the effects of obsolescence, demand, competitive and other economic factors that could limit the useful life of the trade name. In addition, describe to us the method used to value the asset and explain your basis for using that method.

5. We note that you have excluded certain non-recurring items from the pro forma information. Please explain your basis for excluding these items and refer to the authoritative guidance that supports your accounting. As part of your response, tell us how you have considered paragraph 55 of SFAS 141.


Item 9A.  Controls and Procedures

Management`s Report on Internal Control Over Financial Reporting, page 87

6. We note that material errors were corrected prior to the filing of your annual report and the subsequent Form 10-Q due to the existence of several material weaknesses. Please explain to us the impact, if any, of these material weaknesses on any previously filed financial statements or confirm to us that the errors discovered related only to the periods in which the adjustments were necessary. In addition, describe to us the additional procedures performed by management and your auditors to ensure that your disclosure obligations under the Exchange Act have been met considering the existence of these material weaknesses.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Comparison of Quarter Ended June 30, 2004 and 2005

Provision (Benefit) for Income Taxes, page 29

7. You disclose that you will absorb $7.2 million of your valuation allowance to operating results proportionally over the three remaining quarters and the final $9.7 million will be an adjustment to APIC in the fourth quarter. Please explain the basis for the timing of these reversals and tell us how you considered paragraphs
20 through 25 of SFAS 109.

Item 4.  Controls and Procedures, page 47

8. We note your disclosure that "other than as described above, there has been no change in our internal control over financial reporting during our most recently completed fiscal quarter." Please explain to us how you considered the guidance in Item 308(c) of Regulation S-
K. In this regard, your disclosure should indicate, if true, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

9. Your current disclosures under this item refer to changes that appear to have occurred after the end of the quarter. Please clarify for us whether each corrective action was taken during the quarter or in the subsequent period through the filing date of your annual report.

Form 8-K Filed March 17, 2005 and August 16, 2005

10. Please explain to us how you have complied with Item
10(e)(1)(i)(B) of Regulation S-K as it applies to your presentation of non-GAAP gross profit and gross margin.

11. We note that you indicate that your non-GAAP presentation allows investors to better understand your operating results because it excludes non-recurring acquisition-related expenses and other non-recurring expenses. Please explain to us how you have complied with
Item 10(e)(1)(ii)(B) as it relates to each adjustment made to arrive at your non-GAAP measures.

12. We note that you excluded the value assigned to certain patents that were acquired in the Roxio transaction and subsequently sold as
"it is a non-cash charge that obscures the cash profit derived from the transactions." Please explain to us why you believe the value assigned to the patents was non-cash considering these were acquired in the Roxio transaction for consideration consisting primarily of cash. Further explain to us why you believe the amount paid for the patents is not relevant in evaluating the profit realized on the sale.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Robert J. Doris
Sonic Solutions
September 26, 2005
Page 5